December 31, 2014

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-18-14

Quaterra Grants Stock Options,
Announces Management Change

VANCOUVER, B.C. — Quaterra Resources Inc. announces the grant of 1,000,000 stock options to certain officers of the Company pursuant to the Company’s stock option plan. The options may be exercised at a price of $0.05 per share for a five-year period.

The Company has also not extended the contract with Eugene Spiering as Vice President Exploration, effective December 31, 2014. Mr. Spiering joined the Company in January 2006 and was involved in the definition of Quaterra’s copper oxide and sulfide resources in the Yerington District, Nevada, and the discovery of several uranium mineralized breccia pipes on the Arizona Strip. Quaterra sold the uranium assets earlier this year.

“We would like to thank Mr. Spiering for his commitment and dedication in fulfilling his role as VP Exploration,” says Quaterra President and CEO, Steven Dischler. Going forward, Quaterra Chairman Thomas Patton will play a key role in the Company’s exploration activities, including in the Yerington Copper District, Nevada.

On behalf of the Board of Directors,
Steven Dischler, President & CEO
Quaterra Resources Inc.

For more information please contact:
Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the safe harbor of the U.S. Private Securities Litigation Reform Act of 1995. Where used in this news release, these statements generally describe the Company's future plans, objectives or goals including plans respecting services of personnel. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only to plans as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.